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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

Clarient, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
180489 10 6
(CUSIP Number)
Steven J. Feder, Senior Vice President & General Counsel
Safeguard Scientifics, Inc.
435 Devon Park Drive, Building 800
Wayne, PA 19087-1945
(610) 293-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 22, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	180489 10 6

1	NAMES OF REPORTING PERSONS: Safeguard Scientifics, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	23-1609753

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Pennsylvania

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		45,324,277

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		45,324,277

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	45,324,277

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	61.1% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

*	Excludes an aggregate of 20,641 shares of common stock held by certain executive officers and directors of Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provided to a former officer. Reporting persons disclaim beneficial ownership of such shares.

CUSIP No.	180489 10 6

1	NAMES OF REPORTING PERSONS: Safeguard Delaware, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	52-2081181

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		41,885,556

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		41,885,556

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	41,885,556

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	56.5% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

*	Excludes an aggregate of 20,641 shares of common stock held by certain executive officers and directors of Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provided to a former officer. Reporting persons disclaim beneficial ownership of such shares.

CUSIP No.	180489 10 6

1	NAMES OF REPORTING PERSONS: Safeguard Scientifics (Delaware), Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	51-0291171

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,438,721

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,438,721

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,438,721

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.8% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

*	Excludes an aggregate of 20,641 shares of common stock held by certain executive officers and directors of Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provided to a former officer. Reporting persons disclaim beneficial ownership of such shares.

CUSIP No. 180489 10 6	13D
This Amendment No. 9 to Schedule 13D amends and supplements the Schedule 13D, as amended, previously filed by the Reporting Persons relating to the ownership of the common stock, $0.01 par value per share (“Common Stock”), of Clarient, Inc., a Delaware corporation (the “Company”), as described in the following items:
ITEM 2. IDENTITY AND BACKGROUND
The disclosure previously contained in paragraph (a) — (c) of Item 2 is amended and restated in its entirety as follows:
(a) — (c) This Schedule 13D is being filed by Safeguard Scientifics, Inc. (“Safeguard”), Safeguard Delaware, Inc. (“SDI”) and Safeguard Scientifics (Delaware), Inc. (“SSDI”) (collectively, the “Reporting Persons” and, individually, a “Reporting Person”). Safeguard is a publicly-traded company that builds value in high-growth, information technology and life sciences companies. SDI and SSDI are wholly-owned subsidiaries of Safeguard. Set forth in Schedule I annexed hereto are the name, identity and background of each Reporting Person and set forth in Schedules II, III and IV is the information required by Item 2 of Schedule 13D about the identity and background of each Reporting Person’s directors, executive officers and controlling persons, if any.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is amended to include the following:
In connection with the Company’s acquisition of substantially all of the assets of Trestle Holdings, Inc. and Trestle Acquisition Corp. (“Trestle Transaction”), on September 22, 2006, SDI purchased from the Company 4,162,042 shares of Company common stock, together with a warrant to purchase an additional 624,306 shares of common stock, for an aggregate purchase price of $3 million. The exercise price of the warrant is $0.98 per share. The warrant is exercisable until September 23, 2010. Safeguard used its general working capital to fund the purchase.
ITEM 4. PURPOSE OF TRANSACTION
The purpose of the transaction described in Item 3 above was to provide the Company with capital to help it fund the Trestle Transaction. Safeguard intends to review, from time to time, its interest in the Company in light of the Company’s business, financial condition, results of operations and prospects, economic and industry conditions, as well as other developments relating to the Company and other acquisition opportunities available to Safeguard. Based upon these considerations, Safeguard may seek to acquire additional shares of the Company, or to dispose of all or a portion of its shares of the Company.
Safeguard has a strategic relationship with the Company and, accordingly, three employees of Safeguard are currently members of the Board of Directors of the Company. In addition, Safeguard representatives routinely consult with, and provide assistance to, the management of the Company in the development and implementation of strategic objectives for the operation and management of the Company’s business. Safeguard anticipates that this strategic relationship will continue.
Safeguard reserves the right to change its plans and intentions at any time and to take any action, with respect to the Company or any of its equity securities, in any manner permitted by law.
Other than as set forth in Item 3 or Item 4 of this statement or as disclosed in previous amendments to Schedule 13D, each Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D (although each Reporting Person reserves the right to develop such plans).
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
The disclosure previously contained in Item 5 is amended and restated in its entirety as follows:
The table below sets forth the aggregate number of shares and percentage of the Company’s outstanding shares of Common Stock beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name.

CUSIP No. 180489 10 6	13D
No Reporting Person or director or executive officer of a Reporting Person listed on Schedules II through IV annexed hereto has consummated any transaction in the Company’s shares during the past 60 days other than as set forth herein.

	Beneficial Ownership
	Number of	Percentage
	Shares	of Total (1)
Safeguard Scientifics, Inc. (2)(3)	45,324,277	61.1%
Safeguard Delaware, Inc. (3)(4)(5)	41,885,556	56.5%
Safeguard Scientifics (Delaware), Inc. (3)(5)	3,438,721	4.8%

(1)	For purposes of this schedule, the percentage of ownership calculations are based upon 71,135,845 shares (66,973,803 outstanding common shares as reported in the Company’s Form 10-Q for the quarter ended June 30, 2006 plus the 4,162,042 common shares acquired by SDI) and an aggregate of 3,002,956 warrants held by SDI also are included; however, warrants, options or other derivative securities held by others are excluded.

(2)	Includes the 38,882,600 directly held shares and warrants to purchase 3,002,956 shares beneficially owned by SDI and the 3,438,721 shares beneficially owned by SSDI. Safeguard is the sole stockholder of each of SDI and SSDI. Safeguard and each of SDI and SSDI have reported that Safeguard, together with each of SDI and SSDI, respectively, have shared voting and dispositive power with respect to the shares beneficially owned by each of SDI and SSDI, respectively.

(3)	Excludes an aggregate of 20,641 shares of common stock held by certain executive officers and directors of Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provided to a former officer, of which Safeguard disclaims beneficial ownership.

(4)	Includes warrants to purchase 3,002,956 shares.

(5)	SDI and SSDI are wholly-owned subsidiaries of Safeguard.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
In addition to the agreements previously filed as exhibits to Schedule 13D and amendments thereto, SDI and the Company are parties to the Securities Purchase Agreement dated September 22, 2006, pursuant to which SDI acquired the shares and warrants as described in Item 3.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.	DESCRIPTION
99.23	Securities Purchase Agreement, dated September 22, 2006, by and between Clarient, Inc. and Safeguard Delaware, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed on September 25, 2006 by Clarient, Inc. (SEC File No. 000-22677))
99.24	Form of Common Stock Warrant to be issued pursuant to the Securities Purchase Agreement, dated September 22, 2006 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed on September 25, 2006 by Clarient, Inc. (SEC File No. 000-22677))

CUSIP No. 180489 10 6	13D
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 27, 2006	Safeguard Scientifics, Inc.

	By:	STEVEN J. FEDER

Steven J. Feder Senior Vice President & General Counsel

Safeguard Delaware, Inc.

Date: September 27, 2006	By:	STEVEN J. FEDER

Steven J. Feder Vice President

Date: September 27, 2006	Safeguard Scientifics (Delaware), Inc.

	By:	STEVEN J. FEDER

Steven J. Feder Vice President

CUSIP No. 180489 10 6	13D
SCHEDULE I
1.	Safeguard Scientifics, Inc.

Safeguard Scientifics, Inc., a Pennsylvania corporation (“Safeguard”), owns all of the outstanding capital stock of Safeguard Delaware, Inc., a Delaware corporation (“SDI”), and Safeguard Scientifics (Delaware), Inc., a Delaware corporation (“SSDI”). Safeguard has an address at 435 Devon Park Drive, Building 800, Wayne, PA 19087-1945. Safeguard is a publicly-traded company that builds value in high-growth information technology and life sciences companies. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of this amendment to Schedule 13D.

2.	Safeguard Delaware, Inc.

SDI is a wholly-owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. Schedule III provides information about the executive officers and directors of SDI as of the date of this amendment to Schedule 13D.

3.	Safeguard Scientifics (Delaware), Inc.

SSDI is a wholly-owned subsidiary of Safeguard. SSDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. Schedule IV provides information about the executive officers and directors of SSDI as of the date of this amendment to Schedule 13D.

CUSIP No. 180489 10 6	13D
SCHEDULE II
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC.

Name	Present Principal Employment	Business Address
Executive Officers*
Peter J. Boni	President and Chief Executive Officer	Safeguard Scientifics, Inc.
435 Devon Park Drive, Building 800
Wayne, PA 19087
James A. Datin	Executive Vice President and Managing	Safeguard Scientifics, Inc.
	Director, Life Sciences	435 Devon Park Drive, Building 800
Wayne, PA 19087
Christopher J. Davis	Executive Vice President and Chief	Safeguard Scientifics, Inc.
	Administrative & Financial Officer	435 Devon Park Drive, Building 800
Wayne, PA 19087
John A. Loftus	Executive Vice President and Managing	Safeguard Scientifics, Inc.
	Director, Information Technology	435 Devon Park Drive, Building 800
Wayne, PA 19087
Steven J. Feder	Senior Vice President & General	Safeguard Scientifics, Inc.
	Counsel	435 Devon Park Drive, Building 800
Wayne, PA 19087
Directors*
Peter J. Boni	Same as above	Same as above
Julie A. Dobson	Former COO, TeleCorp PCS; Former	c/o Safeguard Scientifics, Inc.
	President, Bell Atlantic Mobile	435 Devon Park Drive, Building 800
Wayne, PA 19087
Robert E. Keith, Jr.	Managing Director, TL Ventures	TL Ventures
435 Devon Park Drive, Bldg. 700
Wayne, PA 19087
Andrew E. Lietz	Managing Director, Rye Capital	c/o Safeguard Scientifics, Inc.
	Management, LLC	435 Devon Park Drive, Building 800
Wayne, PA 19087
George MacKenzie	Retired Vice Chairman, Hercules, Inc.	c/o Safeguard Scientifics, Inc.
435 Devon Park Drive, Building 800
Wayne, PA 19087
George D. McClelland	Independent Director	c/o Safeguard Scientifics, Inc.
435 Devon Park Drive, Building 800
Wayne, PA 19087
Jack L. Messman	Former Chairman, President and CEO,	c/o Safeguard Scientifics, Inc.
	Novell, Inc.	435 Devon Park Drive, Building 800
Wayne, PA 19087
John W. Poduska Sr.	Independent Consultant	c/o Safeguard Scientifics, Inc.
435 Devon Park Drive, Building 800
Wayne, PA 19087
John J. Roberts	Retired Global Managing Partner,	c/o Safeguard Scientifics, Inc.
	PricewaterhouseCoopers	435 Devon Park Drive, Building 800
Wayne, PA 19087

*	All Executive Officers and Directors are U.S. Citizens.

CUSIP No. 180489 10 6	13D
SCHEDULE III
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.

Name	Present Principal Employment	Business Address
Executive Officers*
Peter J. Boni	President and Chief Executive Officer,	Safeguard Scientifics, Inc.
	Safeguard Scientifics, Inc.	435 Devon Park Drive, Building 800
Wayne, PA 19087
Christopher J. Davis	Executive Vice President and Chief	Safeguard Scientifics, Inc.
	Administrative & Financial Officer,	435 Devon Park Drive, Building 800
	Safeguard Scientifics, Inc.	Wayne, PA 19087
Steven J. Feder	Senior Vice President & General Counsel,	Safeguard Scientifics, Inc.
	Safeguard Scientifics, Inc.	435 Devon Park Drive, Building 800
Wayne, PA 19087
Directors*
Deirdre Blackburn	Manager, Legal Systems & Corporate	Safeguard Scientifics, Inc.
	Secretary, Safeguard Scientifics, Inc.	435 Devon Park Drive, Building 800
Wayne, PA 19087
Christopher J. Davis	Same as above	Same as above
Steven Grenfell	Vice President, Operations, Safeguard	Safeguard Scientifics, Inc.
	Scientifics, Inc.	435 Devon Park Drive, Building 800
Wayne, PA 19087

*	All Executive Officers and Directors are U.S. Citizens.

CUSIP No. 180489 10 6	13D
SCHEDULE IV
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.

Name	Present Principal Employment	Business Address
Executive Officers*
Peter J. Boni	President and Chief Executive Officer,	Safeguard Scientifics, Inc.
	Safeguard Scientifics, Inc.	435 Devon Park Drive, Building 800
Wayne, PA 19087
Christopher J. Davis	Executive Vice President and Chief	Safeguard Scientifics, Inc.
	Administrative & Financial Officer,	435 Devon Park Drive, Building 800
	Safeguard Scientifics, Inc.	Wayne, PA 19087
Steven J. Feder	Senior Vice President & General Counsel,	Safeguard Scientifics, Inc.
	Safeguard Scientifics, Inc.	435 Devon Park Drive, Building 800
Wayne, PA 19087
Directors*
Deirdre Blackburn	Manager, Legal Systems & Corporate	Safeguard Scientifics, Inc.
	Secretary, Safeguard Scientifics, Inc.	435 Devon Park Drive, Building 800
Wayne, PA 19087
Christopher J. Davis	Same as above	Same as above
Steven Grenfell	Vice President, Operations, Safeguard	Safeguard Scientifics, Inc.
	Scientifics, Inc.	435 Devon Park Drive, Building 800
Wayne, PA 19087

*	All Executive Officers and Directors are U.S. Citizens.